UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 11, 2008

Commission File Number 000-29336

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ATNA RESOURCES LTD.

(Translation of registrant’s name into English)

510 – 510 Burrard Street

Vancouver, British Columbia

Canada V6C 3A8

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

At the Canyon Resources Corporation special meeting of stockholders, held March 6, 2008, stockholders voted to approve the adjournment of the special meeting to solicit additional votes to approve the Agreement and Plan of Merger dated as of November 16, 2007, by and among Atna Resources Ltd. (“Atna”), a wholly owned subsidiary of Atna, and Canyon.

As of March 6, 2008, 25.3 million shares representing 47.2% of the total Canyon stockholders have voted in favor of the merger, 8.7 million shares representing 16.2% of the total Canyon stockholders have voted against the merger, and 0.5 million shares representing 0.9% abstained. However, approval of the transaction requires the holders of a majority of outstanding Canyon common stock to vote in favor of the merger.

The special meeting will reconvene at 9:00 a.m. MST on March 13, 2008, at the Canyon Resources Corporation offices located at 14142 Denver West Parkway, Suite 250, Golden, CO. The polls will remain open during the adjournment. The record date for stockholders entitled to vote at the special meeting remains January 18, 2008.

Additional Information and Where to Find It

In connection with the merger between Atna and Canyon, on January 17, 2008, Atna filed with the SEC a registration statement on Form F-4, which contains a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF CANYON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ATNA, CANYON AND THE MERGER. The joint proxy statement/prospectus and other relevant materials and any other documents filed by Atna with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Atna with the SEC by directing a request to: Atna Resources Ltd., 510 - 510 Burrard Street, Vancouver, B.C., Canada V6C 3A8, attention: Kendra Johnston.

Canyon and Atna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Investors and security holders may obtain detailed information regarding the direct and indirect interests of these respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Atna Resources Ltd. (File No. 333-147973).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD. (Registrant)

Date: March 11, 2008	By: /s/ Kendra Johnston Name: Kendra Johnston Title: Investor Relations Manager, Geologist